Exhibit 99.1

News Release
B2Gold Corp: Achieves Record Fourth Quarter and Full-Year Gold Production in 2013; Annual Gold
Production Increased by 132% While Operational Results Continue to Deliver on Guidance and 2014
Outlook Provides Continued Production Growth of 8% to 15%

Vancouver, January 21, 2014 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) today announced fourth quarter and full year 2013 gold production and revenue as well as production and cash cost guidance for 2014 for its La Libertad and Limon Mines in Nicaragua and the Masbate Mine in the Philippines. All dollar figures are in United States dollars unless otherwise indicated.

2013 Fourth Quarter Highlights
•	Record quarterly gold production of 105,577 ounces, an increase of 138% over the fourth quarter of 2012
•	Gold revenue of $138 million, an increase of $67.3 million from the fourth quarter of 2012
•	Record gold sales of 106,185 ounces

2013 Full-Year Highlights
•	Record attributable gold production of 366,313 ounces, an increase of 132% over 2012
•	Gold production of 373,400 ounces including non-attributable pre-acquisition production of 7,087 ounces from the Masbate Mine, within the Company’s 2013 guidance
•	Record gold revenue of $544.3 million, an increase of $285.2 million over 2012
•	Record gold sales of 380,895 ounces
•	Estimated consolidated operating cash costs to be at the lower end of the Company’s 2013 guidance range of $675 to $690 per ounce of gold
•	Exceptional safety record in 2013 at all three mining operations

2013 Operating Results

With the acquisition of the Masbate Mine on January 16, 2013 (upon completion of the acquisition of CGA Mining Limited) and continued strong performance from its Nicaraguan operations, the Company achieved another new quarterly production record. Consolidated gold production in the fourth quarter of 2013 was a record 105,577 ounces, an increase of 138% compared to the same period in 2012. Gold production from the Masbate Mine in the Philippines accounted for 106% of the increase, and gold production from the Company’s La Libertad and Limon Mines in Nicaragua increased by 32% over the fourth quarter in 2012.

Consolidated attributable gold production for 2013 was a record 366,313 ounces. Including non-attributable pre-acquisition production of 7,087 ounces from Masbate (from January 1, 2013 to January 15, 2013), consolidated gold production for 2013 was 373,400 ounces, which compares favorably to the Company’s guidance range of 360,000 to 380,000 ounces. B2Gold’s year-end financial statements are scheduled to be released on March 13, 2014. The final calculation of operating costs has not yet been completed, but consolidated operating cash costs are estimated to be at the lower end of the Company’s guidance range of $675 to $690 per ounce of gold for 2013.

Total production for 2013 from La Libertad was a record 138,726 ounces of gold, exceeding the 2013 guidance range of 131,000 to 137,000 ounces, and approximately 27% higher than in 2012. Fourth quarter gold production was also a record, producing 42,709 ounces of gold. The main reasons for the improved production at La Libertad Mine in 2013 were better grade performance from pit sources (2.29 g/t compared to 1.8 g/t in 2012) and better recoveries (93.8% compared to 92.5% in 2012).

The Limon open pit and underground mine recorded its most successful year in the past 12 years, producing 58,191 ounces of gold, exceeding the 2013 guidance range of 54,000 to 58,000 ounces, and approximately 19% higher than in 2012. Fourth quarter gold production was 15,905 ounces of gold, Limon’s best quarter in 12 years. The main reasons for the improved production at the Limon Mine in 2013 were increased throughput (445,000 tonnes versus 397,000 tonnes in 2012) and better grade (4.46 g/t versus 4.22 g/t in 2012). Recoveries have improved to 91.42% compared to 91.1% in 2012, as a result of a number of modifications to the plant undertaken in 2013 which will continue to support improved recoveries going forward.

For the full-year 2013, the Masbate Mine, including non-attributable pre-acquisition production of 7,087 ounces, produced 176,483 ounces of gold, within the Company’s previously released guidance range of 175,000 to 185,000 ounces. As previously announced, second quarter gold production at the Masbate Mine was approximately 7,000 ounces of gold less than forecast due to a temporary suspension of mining operations in June 2013 to replace a process pipeline. Fourth quarter gold production was 46,963 ounces of gold.

Gold revenue for the fourth quarter of 2013 was $138 million on sales of 106,185 ounces at an average price of $1,300 per ounce compared to $70.8 million on sales of 41,627 ounces at an average price of $1,700 per ounce in the 2012 fourth quarter. The significant increase of 95% in revenue (despite a 24% decrease in the average realized gold price) was driven by gold production from the Company’s Masbate Mine as well as increased production from the Nicaraguan operations. Gold revenue of $138 million included a non-cash amount of $9.3 million related to the amortization of deferred revenue, associated with the fair value adjustment of the gold forward contracts acquired as part of the CGA acquisition. For the full-year 2013, consolidated gold revenue was a record $544.3 million compared to $259.1 million in 2012, an increase of 110%.

Health, Safety, Environmental and Corporate Social Responsibility (“HSES”)

B2Gold is committed to responsible environmental stewardship, protection of human health and safety, and social responsibility in our approach to business. The Company has a strong safety and environmental track record and continues to build on its strong historical commitment to HSES responsibility.

In 2013, B2Gold achieved another exceptional safety record throughout its operations. Site-wide Lost Time Accident (“LTA”) frequencies in Nicaragua were 1.13 for La Libertad (open pit mine) and 1.8 for El Limon (underground and open pit). In the Philippines, the accident frequency for Masbate (open pit operation) was 0.03 LTA which is a site record for that operation.

Production guidance on 2014

B2Gold is projecting another record year for gold production in 2014. Company-wide production in 2014 from the Masbate, La Libertad and Limon Mines is expected to be in the range of 395,000 to 420,000 ounces of gold, an increase of approximately 8% to 15% over 2013 attributable production. The production forecast for 2014 does not include any estimated gold production from the Otjikoto development project (see “Otjikoto Property” section below) in Namibia as revenue earned from the sale of pre-commercial production will be credited to mineral property development costs prior to commercial production.

Consolidated operating cash costs are expected to be in the range of $667 to $695 per ounce (a similar range as in 2013).

Mine-by-mine 2014 ranges for forecasted gold production and operating cash costs per ounce as well as forecasted capital expenditures are as follows:

	Gold Production (ounces)	Operating Cash Costs ($ per ounce)	Capital Expenditures ($ thousands)
Masbate	190,000 – 200,000	$765 - $800	$36,988
La Libertad	143,000 – 150,000	$545 - $565	$36,296
Limon	62,000 – 70,000	$650 - $675	$19,746

B2Gold Consolidated	395,000 – 420,000	$667 - $695	$93,030

Due to the anticipated timing of budgeted capital expenditures, all-in sustaining costs are expected to be higher in the first half of 2014 than in the second half. Overall, the Company’s consolidated all-in sustaining costs are expected to be in a range of $1,025 and $1,125 per ounce for 2014.

Masbate Mine, Philippines

The Masbate Mine is projected to produce approximately 190,000 to 200,000 ounces of gold in 2014, 8% to 13% higher than in 2013 (or 12% to 18% higher than 2013 attributable production), at an operating cash cost of approximately $765 to $800 per ounce. In the second quarter of 2014, the existing SAG mill is planned to be replaced. On restart, the operation will gain approximately 300,000 tonnes per year of operating capacity. The Masbate Mine is budgeted to process an average of 17,646 tonnes of ore per day for a total of approximately 6.44 million tonnes of ore for the year at an average grade of 1.15 g/t gold.

In 2013, the Company began a metallurgical sampling and analysis program in order to assess the potential for a mill expansion at the Masbate Mine. The mill expansion project remains under evaluation and conclusions are expected in the third quarter of 2014.

The Company has budgeted capital costs at the Masbate Mine in 2014, totaling approximately $37 million. Major capital work includes continued expansion of the tailings facility, addition of a tailings water treatment plant (which will assist in water management in the tailings facility), equipment purchases, continued infrastructure improvement, and land purchases for development.

La Libertad Mine, Nicaragua

La Libertad Mine is projected to produce approximately 143,000 to 150,000 ounces of gold in 2014 at an operating cash cost of approximately $545 to $565 per ounce. Gold production in 2014 at La Libertad is expected to increase by approximately 3% to 8% over 2013 production. The Libertad Mine is budgeted to process an average of 6,099 tonnes of ore per day for a total of approximately 2.2 million tonnes of ore for the year at an average grade of 2.17 g/t gold.

The Company has budgeted capital costs at La Libertad in 2014 of approximately $36.3 million. Capital spending includes mine equipment, pit water pumps, expansion of the existing tailings dam, and a number of initiatives at Jabali.

Limon Mine, Nicaragua

The Limon Mine is projected to produce approximately 62,000 to 70,000 ounces of gold in 2014 at an operating cash cost of approximately $650 to $675 per ounce. Gold production in 2014 at the Limon Mine is expected to increase by approximately 7% to 20% over 2013 production. In 2014, the Limon Mine is budgeted to process approximately 0.5 million tonnes of ore at an average grade of 4.36 g/t gold.

The Company plans to undertake capital expenditures at the Limon Mine in 2014 totaling approximately $19.7 million. Capital expenditures in 2014 will include significant underground development, particularly for Santa Pancha 2, underground equipment purchases and continued plant/infrastructure improvements.

Otjikoto Property, Namibia

Construction of the Company’s open pit Otjikoto Mine in Namibia remains on time and on budget. Construction is expected to be completed and production is scheduled to commence in the fourth quarter of 2014. In the first five years of its twelve year mine life, the Otjikoto Mine is expected to produce approximately 141,000 ounces of gold per year at an average cash operating cost of $524 per ounce.

Pre-development cost estimates of $244 million and deferred stripping estimates of $33 million remain in line with original pre-feasibility study estimates. In addition to these costs, the Company had planned to lease finance mobile mining equipment and power plant costs in the amount of $60 million. However, as a result of Namibian regulations governing the securitization of certain assets, the Company now plans to lease only the mobile mining fleet for a total of $41 million. The balance of the power plant costs has been funded from the Company’s existing cash flows and credit facilities. Leasing arrangements for the mining fleet were concluded in the fourth quarter of 2013 and are expected to be fully drawn and utilized by the end of 2014/early 2015.

On November 5, 2013, the Company announced additional positive drilling results from the exploration program at the Otjikoto project. These drill results from the Wolfshag zone, adjacent to the planned Otjikoto pit, further indicate the potential to outline a higher grade resource that could lead to additional future expansion of production and an increase in the mine life. The Company plans to release the initial inferred resource estimate for the Wolfshag zone shortly. The Otjikoto 2014 exploration budget is $8 million. The program will focus on infill drilling the Wolfshag zone and further testing the potential to the south which remains open.

Based on the positive drill results from the Wolfshag zone to date, the Company plans to expand the Otjikoto Mine in 2015, increasing ore throughput from 2.5 million tonnes per year to 3 million tonnes. The increased throughput will be achieved through the installation of a pebble crusher, additional leach tanks and mining equipment at a total cost of approximately $15 million. Once the expansion is completed at the end of 2015, annual gold production from the main Otjikoto pit would increase to approximately 170,000 ounces.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean Vice President, Investor Relations 604-681-8371	Shaun Johnson Investor Relations Associate 604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this news release.

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections of future financial and operational performance and statements regarding construction, production and other activities on the company’s properties. All statements in this press release that address events or developments that we expect to occur in the future are forward-looking statements.  Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by  words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur.  All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.  Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the uncertainty of reserve and resource estimates; volatility of metal prices; risks of exploration, development and mining; financing risks; adequate infrastructure, energy and other inputs; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; reliance upon third parties; litigation; and other risks identified in B2Gold’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively.  There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits B2Gold will derive therefrom. You should not place undue reliance on forward-looking statements.  B2Gold disclaims any obligation to update forward-looking statements, whether as a result of new information, events or otherwise, except as required by law.